Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

(Supplementing Preliminary Prospectus Dated November 9, 2006)

Registration Statement No. 333-133302

Dated November 14, 2006

KBR, Inc.

On November 14, 2006, KBR, Inc. filed Amendment No. 6 to its registration statement on Form S-1 relating to the initial public offering of its common stock in order to update and revise certain disclosures that had been included in its preliminary prospectus dated November 9, 2006, referred to herein as the “preliminary prospectus.” This free writing prospectus contains and summarizes disclosure that is included in the prospectus in Amendment No. 6 to the registration statement that either did not appear in or updates the disclosure in the preliminary prospectus. References in this free writing prospectus to “KBR,” “Halliburton” or the terms “we,” “us” or other similar terms are used in the same manner as described in the preliminary prospectus. This free writing prospectus relates only to KBR’s initial public offering of its common stock and should be read together with the preliminary prospectus and the registration statement relating to these securities. The most recent registration statement (including a prospectus) can be accessed through the following link: www.sec.gov/Archives/edgar/data/1357615/000119312506234251/ds1a.htm.

Risk Factors

The following disclosure has been added under “Risk Factors—Risk Related to Our Customers and Contracts—Our G&I segment is directly affected by spending and capital expenditures by our customers and our ability to contract with our customers” on page 10 of the preliminary prospectus included in Amendment No. 6 to the registration statement:

•	This offering may adversely affect or result in the loss of our DML joint venture’s interest in the operation of the Devonport Royal Dockyard in exchange for the fair value of the interest and the loss of our interest in DML in exchange for the lower of net asset value or fair market value, which could have a material adverse effect on our future prospects, business, results of operations and cash flow. On November 13, 2006, the MoD asked us to withdraw this offering pending the MoD’s financial analysis of KBR on a stand-alone basis. The MoD also advised us that if we proceed with this offering without satisfying the MoD, the MoD will have little option but to take steps to cause the MoD to use its power to safeguard the essential security interests of the United Kingdom with respect to the Devonport Royal Dockyard. If the MoD deems it to be in the essential security interests of the United Kingdom, the MoD has the right to make DML’s interest in the Devonport Royal Dockyard non-voting and may have a right to remove DML’s directors of the Devonport Royal Dockyard, in which case DML would retain its economic interest in the Devonport Royal Dockyard, or the MoD may assume at any time control of the Devonport Royal Dockyard and dispose of DML’s interest on its behalf at fair value. In such a situation, the MoD would appoint an international firm of chartered accountants to determine the fair value for DML’s interest. In such event, there would be a risk that we may not agree with the determined value of DML’s interest in the Devonport Royal Dockyard, and it is unclear whether or the manner in which we could challenge the determination. Any such action by the MoD would be an event of default under the DML shareholders agreement and would permit the other partners in our DML joint venture to acquire our interest in the DML joint venture at the lower of net asset value (generally a shareholder’s initial and subsequent investment and the proportionate share of consolidated capital and revenue reserves) or fair market value, which would be determined by a chartered accountant and would be final and binding absent manifest error. We believe that the net asset value of our investment in our DML joint venture may be significantly less than the fair market value of that investment. Any exercise by our partners in the DML joint venture of their rights to acquire our interest in DML would not prejudice any other rights or remedies available to them under the joint venture agreement or otherwise. Accordingly, proceeding with this offering without satisfying the MoD, or the loss of DML’s interest in the Devonport Royal Dockyard and the loss of our interest in DML, could have a material adverse effect on our future prospects, business, results of operations and cash flow.

Business—Joint Ventures and Alliances

The description of Devonport Management Limited, or “DML,” included on page 96 of the preliminary prospectus, has been updated in Amendment No. 6 to the registration statement as follows:

•	Devonport Management Limited owns and operates the Devonport Royal Dockyard located in Plymouth, England. We own 51% of DML. Balfour Beatty and Weir Group own the remaining interests. DML provides several services to the MoD, including sole-source contracting for nuclear refitting and refueling of the MoD’s nuclear submarine fleet, surface ship maintenance and upgrading, naval base management and operational services. We consolidate DML for financial accounting purposes. The MoD has asked for additional information regarding our stand-alone financial stability and assurances that our financial stability, after this offering and after a distribution by Halliburton to its stockholders of our common stock that it owns following this offering, will continue to satisfy the MoD’s requirements. The MoD has also expressed concern that this offering and the separation of KBR from Halliburton may not suit the MoD’s best interests and has expressed a desire to assess the governance arrangements at DML to ensure that DML has sufficient freedom to act in its and the MoD’s essential interests. On November 13, 2006, the MoD asked us to withdraw this offering pending the MoD’s financial analysis of KBR on a stand-alone basis. The MoD also advised us that if we proceed with this offering without satisfying the MoD, the MoD will have little option but to take steps to cause the MoD to use its power to safeguard the essential security interests of the United Kingdom with respect to the Devonport Royal Dockyard. If the MoD deems it to be in the essential security interests of the United Kingdom, the MoD has the right to make DML’s interest in the Devonport Royal Dockyard non-voting and may have a right to remove DML’s directors of the Devonport Royal Dockyard, in which case DML would retain its economic interest in the Devonport Royal Dockyard, or the MoD may assume at any time control of the Devonport Royal Dockyard and dispose of DML’s interest on its behalf at fair value. In such a situation, the MoD would appoint an international firm of chartered accountants to determine the fair value for DML’s interest. In such event, there would be a risk that we may not agree with the determined value of DML’s interest in the Devonport Royal Dockyard, and it is unclear whether or the manner in which we could challenge the determination. Any such action by the MoD would be an event of default under the DML shareholders agreement and would permit the other partners in our DML joint venture to acquire our interest in the DML joint venture at the lower of net asset value (generally a shareholder’s initial and subsequent investment and the proportionate share of consolidated capital and revenue reserves) or fair market value, which would be determined by a chartered accountant and would be final and binding absent manifest error. We believe that the net asset value of our investment in our DML joint venture may be significantly less than the fair market value of that investment. Any exercise by our partners in the DML joint venture of their rights to acquire our interest in DML would not prejudice any other rights or remedies available to them under the joint venture agreement or otherwise. Accordingly, proceeding with this offering without satisfying the MoD, or the loss of DML’s interest in the Devonport Royal Dockyard and the loss of our interest in DML, could have a material adverse effect on our future prospects, business, results of operations and cash flow. Please read “Risk Factors—Risks Related to Our Customers and Contracts—Our G&I segment is directly affected by spending and capital expenditures by our customers and our ability to contract with our customers—This offering may adversely affect or result in the loss of our DML joint venture’s interest in the operation of the Devonport Royal Dockyard in exchange for the fair value of the interest and the loss of our interest in DML in exchange for the lower of net asset value or fair market value, which could have a material adverse effect on our future prospects, business, results of operations and cash flow” and “Risk Factors—Risks Related to Our Customers and Contracts—Our results of operations depend on the award of new contracts and the timing of the performance of these contracts—Our customers and prospective customers will need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.”

Management

The “Management” section beginning on page 108 of the preliminary prospectus has been revised in Amendment No. 6 to the registration to reflect that Mr. Jeffrey E. Curtiss will be appointed as a member of our board of directors prior to the closing of our initial public offering. Mr. Curtiss, age 58, is a private investor. From January 2000 to June 2006, Mr. Curtiss served as the Senior Vice President and Chief Financial Officer of Service Company International. Previously, Mr. Curtiss was the Senior Vice President and Chief Financial Officer of Browning-Ferris Industries, Inc. from January 1992 to July 1999. Mr. Curtiss received law degrees from two universities in 1971 and 1975. He also received his CPA certificate from Colorado in 1971. Mr. Curtiss will satisfy the New York Stock Exchange and SEC requirements for independence of audit committee members and will serve as one of the initial members of the audit committee and the compensation committee of our board of directors. As of October 15, 2006, Mr. Curtiss did not beneficially own any shares of Halliburton common stock.

Certain Relationships and Related Party Transactions

The disclosure in the third paragraph under the heading “Certain Relationships and Related Party Transactions” on page 125 of the preliminary prospectus and in the sixth paragraph in Note 20 (Related Party Transactions) to the consolidated financial statements of KBR Holdings, LLC on page F-51 of the preliminary prospectus has been updated in Amendment No. 6 to the registration statement as follows:

        We perform many of our projects through incorporated and unincorporated joint ventures. In addition to participating as a joint venture partner, we often provide engineering, procurement, construction, operations or maintenance services to the joint venture as a subcontractor. Where we provide services to a joint venture that we control and therefore consolidate for financial reporting purposes, we eliminate intercompany revenues and expenses on such transactions. In situations where we account for our interest in the joint venture under the equity method of accounting, we do not eliminate any portion of our revenues or expenses. We recognize the profit on our services provided to the joint ventures that we consolidate and joint ventures that we record under the equity method of accounting primarily using the percentage-of-completion method. Total revenue from services provided to our unconsolidated joint ventures recorded in our consolidated statements of operations were $249 million, $519 million and $615 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $315 million and $172 million for the nine months ended September 30, 2006 and 2005, respectively. Profit on transactions with our joint ventures recognized in our consolidated statements of operations were $21 million, $50 million and $63 million for the years ended December 31, 2005, 2004 and 2003, respectively, and $54 million and $22 million for the nine months ended September 30, 2006 and 2005, respectively.

KBR has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that KBR has filed with the SEC for more complete information about KBR and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, KBR, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

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